                           August 8, 2008

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Re:                             National Health Partners, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007, Filed March 31, 2008, File No. 000-51731

Dear Ms. Jenkins:

I am writing to you on behalf of National Health Partners, Inc. with regard to the company’s Form 10-KSB for Fiscal Year Ended December 31, 2007, File No. 000-51731, filed by the company with the Securities and Exchange Commission on March 31, 2008.  The company received comments to the Form 10-KSB from the SEC by means of a letter faxed to the company on July 25, 2008.

Please find below each of the comments provided to the company by the SEC along with the company’s response to each comment.  Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC’s comment letter.  The company’s response to each comment immediately follows the applicable comment.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

1.             You state fees are recognized on a straight-line basis over the longer of the initial contract term or the expected period during which the services will be performed if the relationship with the member is expected to extend beyond the initial contractual term.  Please clarify how the contract term relates to the membership period and how you determine the “expected period.”

The company’s revenue consists of the monthly membership fees that it receives from the sale of its membership programs as well as any shipping and handling fees that it may receive for the shipment of membership packages to new members.  The company stated in its Form 10-KSB that “fees are recognized on a straight-line basis over the longer of the initial contract term or the expected period during which the services will be performed if the relationship with the member is expected to extend beyond the initial contractual term and the member continues to benefit from the payment of the fees,” in accordance with SAB Topic 13.A.

The contractual term for the monthly membership fees is equal to the monthly membership period.  Members have the right to terminate their membership at any time and may do so at the end of each month before they pay the membership fee for the next month.  The contract term is, therefore, always one month in duration.  The expected period during which the services will be performed in return for the monthly membership fees will never extend beyond the one-month membership period since the member will pay another monthly membership fee before the next monthly membership period begins.  As a result, the company recognizes the monthly membership fees on a straight-line basis over the contract term since the relationship with the member is not expected to extend beyond the contractual term and the member is not expected to continue to benefit from the payment of the membership fee after the contractual term has expired.  The company notes the provisions of SAB Topic 13.A., which requires that the monthly membership fees be accounted for in this manner.

The shipping and handling fees are one-time payments received by the company from the applicable members when they first become a member.  These fees are not paid repeatedly each month.  The monthly contract term is, therefore, not necessarily equal to the expected period during which services will be performed since the period during which services will be performed is the average period during which each person is expected to be a member.  The company calculates the expected period during which it expects its members to remain members as of the end of each fiscal quarter.  It does so by determining the total number of members that it had on such date, then dividing the total number of months for which all of such members had been a member as of that date by the number of such members.  This provides the average number of months each member has been a member.  The expected period during which services will be performed (i.e., the expected period during which each member will remain a member) has always exceeded the initial monthly membership period.  Therefore, the company recognizes shipping and handling fees on a straight-line basis over the expected period during which the services will be performed since the relationship with the member is expected to extend beyond the initial contractual term and the member is expected to continue to benefit from the payment of the shipping and handling fees after the initial contractual term has expired.  The company notes the provisions of SAB Topic 13.A.3.f, which requires that non-refundable up-front fees be accounted for in this manner.

The company will add disclosure in its future filings with the SEC to clarify how the contract term relates to the membership period and how the company determines the “expected period.”

2.                                       You state that at the beginning of each membership period, the monthly membership fee is paid by the member and recorded as deferred revenue.  We note that you had deferred revenues of $17,338 as of December 31, 2007 on sales of $3.7 million but deferred revenues of $210,592 as of December 31, 2006 on sales of $1.9 million.  Please explain why the deferred revenues amount has decreased while your revenues have increased.

Substantially all of the company’s members pay their monthly membership fees to the company through monthly debits to their credit cards.  The company utilizes the services of merchant processors to process these credit card transactions.  In the past, the company has been subject to service disruptions as the result of its merchant processors terminating their agreements with the company.  The company notes the risk factor appearing under “Item. 1 Description of Business – Risks and Uncertainties – Risks Associated with our Business,” entitled “We have experienced periods during which we were unable to bill our members due to service interruptions from our merchant processors.”

On December 7, 2007, the company’s sole merchant processor terminated its agreement with the company.  The company was unable to bill its members until it obtained a new merchant processor in mid-January 2008.  As a result, deferred revenue decreased substantially at December 31, 2007 since substantially all of the deferred revenue that the company could recognize at December 31, 2007 related to sales that occurred between December 1, 2007 and December 7, 2007.

To avoid service disruptions resulting from the company’s inability to bill its members during this period of time, the company’s management made a business decision to continue providing the membership services to the company’s members free of charge through December 25, 2007 rather than trying to recapture the membership fees to which it was otherwise entitled during this period in 2008.  Management was concerned that the company would experience massive cancellations from members if the members saw multiple billings on their credit card statements in the same month resulting from any effort by the company to recapture payment for those services.  As a result, the company recognized $21,257 of accounts receivable at December 31, 2007, which related to the period beginning December 25, 2007 through December 31, 2007 during which the company was providing the membership services to its members and was unable to bill for the services, but for which it was not providing the services free of charge.

The company began billing its members again in mid-January 2008 and during its first fiscal quarter ended March 31, 2008, billed its members for all services performed by the company between December 25, 2008 and mid-January 2008.  As a result, all of the effects of the company’s inability to bill its members between December 7, 2007 and mid-January 2008 were fully recognized and reflected in the company’s quarterly report for the fiscal quarter ended March 31, 2008 and no such effects continued beyond March 31, 2008.

The company currently utilizes the services of several merchant processors which helps ensure that the company can continue to bill its members in the event of a service disruption by one of the merchant processors.  As a result, the company does not expect to experience any additional periods of time in the future during which it will be unable to bill its members.

3.                                       We note that you typically offer a 30-day money-back guarantee during the initial membership period.  After that, members can cancel their membership at the end of any subsequent monthly membership period and receive a refund of any post-cancellation membership fee.  You state that you had sales refunds of $873,019 and $432,547 that were netted against sales for the years ended December 31, 2007 and 2006, respectively.  Tell us your basis for recognizing revenues and netting the refunds against revenue.  Please explain how your accounting conforms to the guidance of SAB Topic 13.A.4.a, Question 4, which states that it is preferable to apply SFAS 140 to refundable service transaction fees and thereby recognize a deposit liability until the refund period expires.  If you have elected to apply a policy similar to the accounting specified in SFAS 48, please tell us how you have analyzed the criteria of paragraphs 6 and 8 of this standard with respect too your membership fees.

The company acknowledges that SAB Topic 13.A.4.a, Question 4, states that it is preferable to apply SFAS 140 to refundable service transaction fees and thereby recognize a deposit liability until the refund period expires, and that SAB Topic 13.A.4.a permits companies to recognize refundable membership fees, net of estimated refunds, as earned revenue over the membership term in limited circumstances if certain criteria similar to those set forth in SFAS 48 paragraphs 6 and 8 are met.

The company has historically recognized refunds as expense as they were incurred rather than recognizing a deposit liability until the refund period expires pursuant to SFAS 140 or applying the criteria set forth in SAB Topic 13.A.4.a and SFAS 48.  The company believes that the most appropriate method for it to recognize refunds as expense is pursuant to SAB Topic 13.A.4.a and SFAS 48 for the following reasons:

(i) The estimate of cancellations and refunded revenue are being made for a large pool of homogeneous items (membership transactions with the same characteristics, such as terms, periods, class of customers, nature of services, etc.);

(ii) Reliable estimates of the expected refunds can be made on a timely basis and it is remote that material adjustments to previously recognized revenue would be required since the cancellation policy is for only 30 days and the percentage of sales that have resulted in refunds during the past two years has consistently been around 19% (refunds were 19.0% of sales in 2007 and 18.8% of sales in 2006);

(iii) There is a sufficient company-specific historical basis upon which to estimate the refunds and the company believes that such historical experience is predictive of future events since the company has been offering its membership programs to the public for almost seven years and intends to continue selling similar types of membership programs to similar classes of customers for the foreseeable future; and

(iv) The amount of the membership fees specified in the agreement at the outset of the arrangement is fixed, other than the customer’s right to request a refund.

Attached as “Exhibit A” to this letter is a SAB 99 analysis prepared by the company.  This analysis provides a comparison of: (i) the revenue generated by the company for the years ended December 31, 2007 and 2006, respectively, under the company’s current method of recognizing refunds as expense as they are incurred, versus (ii) the revenue generated by the company for the years ended December 31, 2007 and 2006, respectively, if refundable membership fees, net of estimated refunds, had been recognized as earned revenue over the membership term in accordance with the provisions of SAB Topic 13.A.4.a and SFAS 48.  Under alternative (i), the company generated revenue of $3,724,204 and $1,870,612 for the years ended December 31, 2007 and 2006, respectively, whereas under alternative (ii), the company generated revenue of $3,721,407 and $1,871,192 for the years ended December 31, 2007 and 2006, respectively, representing a difference of (0.08)% and 0.03% for the years ended December 1, 2007 and 2006, respectively.  Carrying this analysis through to some of the company’s other principal financial criteria, under alternative (i), the company had net assets of $403,155 and $1,818,290 for the years ended December 31, 2007 and 2006, respectively, and a net loss of $3,531,970 and $9,965,428 for the years ended December 31, 2007 and 2006, respectively, whereas under alternative (ii), the company had net assets of $400,358 and $1,818,870 for the years ended December 31, 2007 and 2006, respectively, representing a difference of (0.69)% and 0.03%, respectively, and a net loss of $3,534,767 and $9,964,848 for the years ended December 31, 2007 and 2006, representing a difference of 0.08% and (0.01)%, respectively.  Both the company and its independent auditors believe that those differences are immaterial with respect to the company’s revenue as well as the other financial criteria for these years.

In its future filings with the SEC, the company will recognize refundable membership fees, net of estimated refunds, as earned revenue over the membership term if the criteria set forth in SAB Topic 13.A.4.a and SFAS 48 paragraphs 6 and 8 are met and, if they are not, will apply SFAS 140 to refundable service transaction fees and thereby recognize a deposit liability until the refund period expires.  The company will also add disclosure in its future SEC filings to clarify how the company calculates refunds.

Note 4.  Deposits, page F-17

4.                                       We note that over 50% of your current assets are deposits of cash held by merchant processors as of December 31, 2007.  Please disclose the nature of the deposit agreement with the merchant processors and the duration of time you are required to keep the deposits.  We also note that you have a deposit held by the lessor of your office space.  We note that you have extended the term of your lease to mature on May 31, 2010.  Therefore, please explain how this deposit is appropriately classified as a current asset.

The company has entered into agreements with various merchant processors pursuant to which the merchant processors agree to process credit card transactions on behalf of the company in return for various service and transaction fees.  Each agreement that the company has entered into with merchant processors contains a standard provision that gives the merchant processors the right to withhold funds from the proceeds generated by the company through the sale of its membership programs by means of credit card transactions.  The amount of the reserves may be increased or decreased by each merchant processor at any time based on the perceived risk exposure of the merchant processor.  The merchant processors are required to return the amount of funds that they withhold from the proceeds within no less than six months and no more than nine months of the date such funds were originally withheld.  As a result, the company expects to receive all such funds within six to nine months of the date such funds were originally withheld by the merchant processor.

The company will add disclosure in its future SEC filings to describe the general terms of the merchant processor agreements and the duration of time the merchant processors may hold the company’s funds.

The company notes the Staff’s comment regarding the classification of the deposit held by the lessor of its office space and will identify this deposit as a long-term asset in its future filings with the SEC until such time as circumstances require that the deposit be identified as a short-term asset.

* * * * *

In connection with the company’s responses to your comments, the company acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company appreciates your consideration of its response and believes that it has adequately responded to your comments.  Please feel free to contact me by phone at (215) 682-7114 ext. 102 or by fax at (215) 682-7116 if you have any questions regarding the company’s response or if you would like any additional information.

Very truly yours,

/s/ Alex Soufflas

Alex Soufflas

Chief Financial Officer

cc:	David Walz

Nasreen Mohammed

David M. Daniels, Chief Executive Officer

Exhibit A

National Health Partners, Inc.

SAB 99 Analysis

December 1, 2007 and 2006

	December 31, 2007
	Revenue	Net Loss	Net Assets
As Reported	$3,724,204	$3,531,970	$403,155

As Recomputed	$3,721,407	$3,534,767	$400,358

Dollar Difference	$(2,797)	$2,797	$(2,797)

Percentage Difference	(0.08)%	0.08%	(0.69)%

	December 31, 2006
	Revenue	Net Loss	Net Assets
As Reported	$1,870,612	$9,965,428	$1,818,290

As Recomputed	$1,871,192	$9,964,848	$1,818,870

Dollar Difference	$580	$(580)	$580

Percentage Difference	0.03%	(0.01)%	0.03%

Based on the analysis of the difference, the company has concluded that the differences are immaterial to both the balance sheets and the statements of operations for the years ended December 31, 2007 and 2006.